UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER0	0-19471

CUSIP NUMBER		812223 10 5


NOTIFICATION OF LATE FILING

(Check One):  Form 10-K  Form 20-F  Form 11-K  [X] Form 10-Q Form N-SAR

For Period Ended: March 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________
PART I -- REGISTRANT INFORMATION
________________________________________________________________________________
Full Name of Registrant
SEARCHHOUND.COM, INC
________________________________________________________________________________
Former Name if Applicable
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)
200 Main Street Suite 305
_______________________________________________________________________________
City, State and Zip Code
Kansas City, MO 64105

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form
	could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on
	Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On April 21, 2002, the Company received notice that it was being sued by Brett Warner in the United States District Court for the Western District of Missouri in Kansas City. A shareholder in the Company by virtue of the Company's acquisition of JobBankUSA.com. Mr. Warner claims that the Company has breached the JobBankUSA Stock Purchase Agreement ("SPA") by failing to provide certain additional shares in the Company. The Company must respond to the suit by May 21, 2002, and intends to file a Counterclaim at that time. In the Counterclaim, the Company will claim that Mr. Warner has received all shares he is due pursuant to the SPA and, consequently, that all shares of JobBankUSA.com, Inc. should be transferred to the Company and that the transaction is complete.

The Company required additional time to review the carrying value of its investment in JobBankUSA as of March 31, 2002. Given the unpredictable nature of any litigation the Company has determined that it is prudent and conservative to reduce the carrying value of its investment in JobBankUSA.com to zero pending the outcome of this litigation. As a result, the Company's outside accountant has requested additional time to conduct their review.

The Company believes that the additional days provided by filing this exemption will be adequate for a timely review to be completed.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

(Name) Dave L. Mullikin (Area Code) (816) (Telephone Number) 960-3777 ext.20

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


SEARCHHOUND.COM, INC
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2002 	By /S/ Dave Mullikin